

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2022

Dino Micacchi
Chief Financial Officer
Joshua Gold Resources Inc.
1033 Pattullo Avenue
Woodstock, Ontario
Canada N4V IC8

   Re: Joshua Gold Resources, Inc.
    Form 10-K for the Fiscal Year Ended December, 31 2020
    File No. 000-53809

Dear Mr. Micacchi:

  We have reviewed your January 21, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 20, 2021 letter.

Form 10-K for the Fiscal Year Ended December, 31 2020

Item 1. Business, page 5

1. We note your response to comment 2. For each property please include a map showing the location of the property. Additionally for each property indicate the work completed and the associated cost of the work completed for the most recent fiscal year. To the extent no work was completed on a particular property for the most recent fiscal year include a statement to this effect in your disclosure.

You may contact John Coleman at 202-551-3610 if you have questions regarding comments. Please contact Craig Arakawa at 202-551-3650 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation